SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKETLETTER 1st QUARTER OF 2013

Eletrobras

MARKETLETTER 1Q13

ÍNDICE

I – Analysis of the Results of the 1Q13		Results Conference Call 1Q13
I.1 Analysis of the Results of the Consolidated Companies	5	May 17, 2013 11h00 (Brasília) 10H00(US EST) Phone: (+1 786) 837 9597 (US) (+44) 20 3318 3776 (UK) Password: 9532 IR Contact: invest@eletrobras.com www.eletrobras.com /elb/ri Tel.: (55) (21) 2514-6333
II – Analysis of the Results of the Parent Company	12
III – Eletrobras Information	16
IV –Attachment: Subsidiary Companies Information
IV.1 - Generation and Transmission Companies	32
Itaipu	33
Furnas	40
Chesf	65
Eletronorte	94
Eletronuclear	115
Eletrosul	125
CGTEE	145
IV.2 Distribution Companies	154
Amazonas Energia	155
Distribuição Acre	171
Distribuição Alagoas	180
Distribuição Piauí	190
Distribuição Rondônia	199
Distribuição Roraima	208
IV.3 Participation Company
Eletropar	217

MARKELETTER

Rio de Janeiro, May 15, 2013 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution, announces its results for the period.

Eletrobras presented in this 1Q13 a net loss of R$ 36 million, while in the 4Q12 presents a net loss of R$ 10,499 million and in the 1Q12 and a net income of R$ 1,268 million.

The result of 1Q13, first result reflecting the new tariff of generation and transmission assets whose concessions were renewed in accordance with the Law 12.783/13, was influenced by several variables, which we highlight:

Positively: the Short-Term Energy, especially regarding the operations in the short-term market of the Commercialization Chamber (CCEE) produced by Chesf, Eletronorte and Furnas, produced revenue of R$ 816 million.

Negatively: i) Itaipu Transfer line item showed a net expense of R$ 85 million, compared to a net income of R$ 230 million in 4Q12 and R$ 706 million in 1Q12, as described in item II.3 ii) the provisions for contingencies presented in this 1Q13 was R$ 275 million against R$ 103 million in the same period in the previous year, see section III.1 iii) the Exchange Variation that presented a consolidated loss of R$ 73 million in 1Q13, iv) cost of fuel for energy production in the amount of R$ 557 million in 1Q13 (R$ 89 million in 1Q12).

Changes in accounting policies and disclosures

The consolidated and individual financial statements for the year ended December 31, 2013 will be the first annual financial statements to be presented in accordance with a package of five standards for consolidation, joint arrangements, associates and disclosures, as follows: IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised in 2011) and IAS 28 (revised in 2011). These standards were adopted by the Company from January 1, 2013 in these financial statements with its impact on the comparative periods, as required by the standard.

The main requirements of these five standards are described below:

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation - Special Purpose Entities will be removed with the application of IFRS 10. According to the IFRS 10, there is only one base consolidation, or control. Additionally, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement in the investee, and (c) ability to use its power over the investee to affect the value of the returns to the investor. Comprehensive guidance were included in IFRS 10 to address complex scenarios.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures. A participation agreement, where two or more parties have joint control, participation should be classified. SIC-13 Joint Ventures - Non-Monetary Contributions Investors will be removed with the application of IFRS 11. According to IFRS 11, there are only two types of joint arrangements: joint operations and joint ventures, as the rights and obligations of the parties to the agreements. It is understood by the joint operation, when an investor has joint control and has contractual rights to assets or liabilities of contractual obligations, individually, has a joint venture exists when investors have the right and obligations in relation to the net assets of the joint agreement. Investments in joint operations should be recorded so that investors recognize and to measure its own assets and liabilities, including revenues and related expenses. Investments in joint ventures are accounted for using the equity method. Previously, in accordance with IAS 31, there were three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations. Additionally, in accordance with IFRS 11, joint ventures should be accounted for under the equity method, while the jointly controlled entities, in accordance with IAS 31 could be accounted for by the equity method or the proportionate method of accounting. By current regulations, there is more to college by proportional method of accounting.

The IFRS 12 is a disclosure standard applicable to entities that have participation in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the requirements for disclosure in accordance with IFRS 12 are more comprehensive than the current standards.

The impact of the adoption of these new standards on the balance sheet, income statement and cash flows of the Company for each presented period are shown in note 3.2 of the ITR (Financial Statements of the 1Q13). Thus, the values presented here, relative to 4Q12 and 1Q12, are adjusted to the new accounting standards.

Highlights of the consolidated results of 1st Quarter of 2013:

»        Personnel, Material and Services (PMS): increase of 7.9% in the 1Q13 compared to de 1Q12(2.1% p.p lower than 1Q12 compared to 1Q11)

»        Consolidated Adjusted Ebitda: R$ 141 million (see item I.3.1). The variables that influenced this reduction are: i) the new rates of generation and transmission assets whose concessions were renewed in accordance with the Law 12.783/13; ii) Operations in the short-term market of the Commercialization Chamber (CCEE), relating Chesf, Eletronorte and Furnas, produced an income of R$ 816 million in 1Q13; iii) revenue from Itaipu Transfer, which changed from a net income of R$ 706 million in 1Q12 to a net expense of R$ 85 million in 1Q13, see Section II.3; and provisions for contingency in the amount of R$ 275 million against R$ 103 million in the same period of previous year, see section III.1.

»        Net Income of Foreign Exchange: R$ (73) million (64% lower than 1Q12);

»        Net Debt (Net Cash) without RGR: R$ (8,231) million (See item I.1.3)

»        Itaipu Transfer: R$ (85) million (112% lower than 1Q12) see item II.3

MARKETLETTE

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

I.              Analysis of the Results of the 1Q13 (R$ million)

Values in R$ Million
	1Q13	4Q12	1Q12
Net Operating Income (a)	5,807	9,678	6,795
(-) Personnel, Material and Services	1,799	2,345	1,667
(-)Energy purchased for resale	1,488	1,322	990
(-) Usage of the electric grid	439	267	425
(-) Construction	610	1802	549
(-) Fuel for electricity production	557	248	89
(-) Remuneration and Reimbursement	112	384	200
(-) Depreciation and amortization	344	450	419
	458	2,859	2,455
Shareholdings	124	-70	187
Operating provisions	-406	-4513	-357
Other Results	-379	-643	-504
	-203	-2,366	1,781
Interest income	297	350	296
Monetary Restatement	206	407	201
Monetary and exchange variation	-73	-29	-201
Debt charges	-397	-619	-304
Debt from from Shareholders Resources	-71	-84	-206
Other financial results	227	-93	279

	-14	-2,434	1,847
Indemnities Law 12.783	-	- 10,085	-
Income Tax and Social Contribution	-20	1,962	-574
Net Income	-34	-10,558	1,272
Minority Shareholders	-2	59	-5
Consolidated Net Income	-36	-10,499	1,268

(a)    See item I.1.2

II.          Analysis of the Results of the Consolidated Company

Main Variations of Financial Statements (1st Quarter 2013 x 1st Quarter 2012)

The results of the 1Q13 recorded a decrease of 102.8% compared to 1Q12, recording a net loss of R$ 36 million in the 1Q13, compared to a net income of R$ 1,268 million in 1Q12. This result reflects is due to the effects of atypical events, described in item I.3, mainly due to regulatory changes occurred at the end of last year. The result reflects the new rates of generation and transmission assets whose concessions were renewed in accordance with the Law 12.783/13.

Positively: the Short-Term Energy, especially regarding the operations in the short-term market of the Commercialization Chamber (CCEE) produced by Chesf, Eletronorte and Furnas, produced revenue of R$ 816 million.

Negatively: i) Itaipu Transfer line item showed a net expense of R$ 85 million, compared to a net income of R$ 230 million in 4Q12 and R$ 706 million in 1Q12, as described in item II.3 ii) the provisions for contingencies presented in this 1Q13 was R$ 275 million against R$ 103 million in the same period in the previous year, see section III.1 iii) the Exchange Variation that presented a consolidated loss of R$ 73 million in the 1Q13; iv) cost of fuel for energy production in the amount of R$ 557 million in 1Q13 (R$ 89 million in 1Q12).

The Net operating revenue in the amount of R$ 5,807 million, detailed in Table I.1.2, presented, in 1Q13, a decrease of 14.5% compared to 1Q12 when was recorded the amount of R$ 6,795 million.

The Revenue from Generation decreased by 15.8%, from R$ 4,822 million in 1Q12 to R$ 4,061 million in 1Q13. This change was influenced by the 19.1% decrease in revenue from energy supply, which decreased from R$ 4,115 million in 2012 to R$ 3,330 million in 2013 being verified in this quarter lower energy sales (supply), from 71 TWh in 1Q12 to 67 TWh in 1Q13 (see Section I.2.1). The decrease of the generation revenue was influenced in 2012 by the larger sales of energy from Itaipu, and the variation of the U.S Dollar against the Real.

The Itaipu Transfer was from a net income of R$ 706 million in 1Q12 to a net expense of R$ 85 million in 1Q13 mainly influenced by two variables: i) Adjust in the amount recorded in the year 2012, derived from the projection of the variation of American Commercial and Industrial Goods price in the Order 585/2012, which presented a variation of  2.47679%, higher than the rate effectively calculated in 2012 of 1.05803%, and ii) negative variation of the Dollar over the Real in 1,45% in the first quarter of 2013, as described in item II.3

The revenues from Transmission decreased by 52.3%, from R$ 1,273 million in 1Q12 to R$ 608 million in 1Q13, influenced by adjustment of the transmission rates of return, from R$ 668 million in 1Q12 to R$ 156 million in 1Q13, due to the effects of the Law 12.783/13 to the renewal of the contracts of transmission concessions. Lower Operating and Maintenance revenues also contributed, which decreased from R$ 605 million in 1Q12 to R$ 452 million in 1Q13. The Construction revenue has equivalent value recorded as Construction cost.

The revenues from Distribution grew by 10.9%, from R$ 1,223 million in 1Q12 to R$ 1,356 million in 1Q13, influenced by the energy supply, which showed an increase of 11.0% from R$ 1,216 million in 1Q12 to R$ 1,350 million in 1Q13, caused mainly by the increase in the volume of energy sold, which rose from 3.6 TWh in 1Q12 to 3.8 TWh in 1Q13 (see section I.2.2). The Construction revenue has equivalent value recorded as Construction cost.

MARKETLETTER

In 1Q13, the Personnel, Material and Service (PMS) accounts increased by 7.9%, from R$ 1,667 million in 1Q12 to R$ 1,799 million in 1Q13, an increase 2.1 p.p lower than 1Q12 compared to 1Q11.

- The Electricity purchased for resale grew by 50.3%, from R$ 990 million in 1Q12 to R$ 1,488 million in 1Q13. This result was mainly influenced by: i) high value of PLD (Settlement Price Difference) and ii) insufficient back-up energy higher in 1Q13 than in 1Q12.

- The fuel for electricity production account presented an increase of 522.6%. In 1Q13, there was a net expense of R$ 557 million, while in 1Q12 it was recorded a net expense of R$ 89 million. This variation was mainly influenced by the increase in generation of thermal energy.

- The shareholdings recorded a decrease of 33.9% resulting from the amount of R$ 124 million in 1Q13 and R$ 187 million in 1Q12. This decrease was caused mainly by the change in equity of investments in affiliated companies, which showed a decrease of 21.9%, from R$ 144 million in 1Q12 to R$ 112 million in 1Q13 and by the capital income decrease of Itaipu, which presented a decrease of xx%, form R$ zz million in 1Q12 to R$ xx million in 1Q13.

- The Operating provisions, increased by 13.5%, from R$ 357 million in 1Q12 to R$ 406 million in 1Q13, mainly, the Provision for contingencies which increased 166.1%, from R$ 103 million in 1Q12 to R$ 275 million in 1Q13, see section III.1.

- The net financial result increased from a net income of R$ 65 million in 1Q12 to a net income of R$ 189 million in 1Q13, representing variation of 189.5%. This result is due mainly to the reduction observed in Charges of Shareholders Resources, which rose from R$ 206 million in 1Q12 to R$ 71 million in 1Q13, influenced by annual payment of annual dividend retained and the reduction of the Selic rate.

I.1.2      Net Operating Revenue (NOR)

Net Operating Income (NOI) in the 1Q13 had a reduction of 14.5% over the same period of the previous year, from R$ 6,795 million to R$ 5,807 million.

values in R$ Million
CONSOLIDATED	1Q13	4Q12	1Q12	Variation 1Q13 x 4Q12	Variation 1Q13 x 1Q12

a) GENERATION	4,146	5,093	4,115	-18.6%	0.7%
Energy Sold	-85	230	706	-137.0%	-112.1%
Itaipu Transfer

B) TRANSMISSION	156	767	668	-79.7%	-76.6%
Return Tax update - Transmission	452	1,148	605	-60.7%	-25.4%
Revenue from Operation and Maintenance	246	1,102	414	-77.6%	-40.5%
Revenue from Construction

c) DISTRIBUTION
Supply	1,356	2,059	1,223	-34.2%	10.9%
Revenue from Construction	363	702	135	-48.2%	169.2%

Other Revenues	165	196	191	-15.8%	-13.5%
Total	6,799	11,294	8,057	-39.8%	-15.6%

Operating Income Deductions
Sectoral charges	-217	-508	-431	-57.3%	-49.7%
ICMS	-314	-447	-285	-29.7%	10.0%
PASEP and COFINS	-446	-718	-517	-37.9%	-13.7%
Other Deductions	-15	56	-29	-127.1%	-47.1%
Total Deductions	-992	-1,615	-1,262	-38.6%	-21.4%

Net Operating Income	5,807	9,678	6,795	-40.0%	-14.5%

Participation of business in relation to Gross Revenues –  1Q13  (RS million)

 MARKETLETTER

I.1.3 Net Debt

	values in R$ milllion
Net Debt	1Q13	4Q12
Financing Paybale + Debentures - (RGR)	17,672	17,829
Cash + Securities	14,180	9,255
Financing Receivable - (RGR)	11,723	12,299
Net debt	(8,231)	(3,725)

I.2.1  Energy Sold in 2013 – TWh

In terms of evolution of the energy market, the Eletrobras companies, in 2013, sold 67 TWh of energy, versus 71 TWh traded in the same period of previous year, representing an increase of 5.6%.

MARKETLETTER

I.2.2 Energy Sold in 2013 - Distributors – TWh

In terms of evolution of energy markets, companies of Eletrobras Distribution System, in the 2013, sold 3.8 TWh of energy, compared to 3.6 TWh traded in the same period of last year, representing an increase of 5.5%.

I.3.1 CONSOLIDATED EBITDA

		Values in R$ million
EBITDA	1Q13	4Q12	1Q12
Results of the period	-34	-10,558	1,272
+ Provision Income Tax and Social Contribution	20	-1,962	574
+ Financial Result	-189	68	-65
+ Depreciation and Amortization	344	450	419
= EBITDA	141	-12,001	2,201

  MARKETLETTER

I.3.2 EBITDA of Subsidiaries Companies

The EBITDA of Eletrobras Subsidiaries shown below, totaled R$ 706 million in 1Q13, representing an increase of 105.9 % compared to EBITDA of R$ (12,053) million in 4Q12. This increase is due to the effect of atypical events.

EBITDA
Company	1Q13	4Q12%
Furnas	153	(1,929)	107.9%
Chesf	29	(8,347)	100.3%
Eletronorte	360	(816)	144.1%
Eletrosul	116	(461)	125.2%
EletroNuclear	99	(186)	153.2%
CGTEE	(144)	(164)	12.2%
Subtotal	612	(11,904)	105.1%
Distributors	94	(150)	162.7%
Total	706	(12,053)	105.9%

EBITDA MARGIN
Company	1Q13	4Q12	p.p
Furnas	13.2%	-42.2%	55.4
Chesf	2.5%	-249.8%	252.3
Eletronorte	34.4%	-28.8%	63.20
Eletrosul	47.9%	-47.1%	95
EletroNuclear	23.1%	-12.9%	36
CGTEE	-292.2%	-59.6%	- 232.6
Subtotal	13.2%	-88.6%	101.8
Distributors	2.5%	-4.9%	7.4
Total	34.4%	-73.1%	107.5

EBITDA = Net income plus income taxes over net financial expenses Financial income and depreciation, amortization and depletion, as determined by the following Instruction 527/12 of CVM.

  MARKETLETTER

II.Analysis of the Results of the Parent Company

       Evolution of the Results - R$ million

1Q13
299
(85)
296
182
(115)
(71)
(661)
120
(36)
1Q12
1,083
706
572
235
(216)
(198)
(693)
(221)
1,268
Shareholdings
Itaipu Transfer
Net Financial Revenue
Net Monetary correction
Net currency Correction
Shareholders Resources
Others
Taxes
Net Income
Fiancial Result

  MARKETLETTER

II.1  Eletrobras Shareholdings

The recognition of the results of the companies invested by Eletrobras positively impacted the Company's results in the 1Q13 in R$ 299 million, resulting from the evaluation of corporate investments. This figure represented a decrease of 72.4% if compared to the amount of R$ 1,083 million for the 1Q12, highlighting the result of the equivalency equity of our subsidiaries and affiliated companies, as shown below:

Values in R$ thousand
	Parent		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Investments in subsidiaries
Equivalency equity	230,876	886,098	-	-

Investiments in affiliates
Equivalency equity	56,668	153,305	112,253	143,777

Other investiments
Interest on Equity	1,139	2,642	1,139	2,642
Dividends	3,379	393	3,379	393
Remuneration of Investments in Partnership	4,803	5,534	4,803	5,534
Capital Income - ITAIPU	1,978	34,682	1,978	34,682
Total	298,842	1,082,655	123,551	187,029

The analysis of the results of our subsidiaries can be found in the Appendix

II.2    Financial Results

In 2013, the Financial Results positively impacted the results of the Company. This positive impact was R$ 291 million in 1Q13 and R$ 394 million in 1Q12.

This variation is primarily explained by a reduction of 65.4 % on Charges of Resources of Shareholders, which fell from R$ 198 million in 1Q12 to R$ 71 million in 1Q13, driven by the second installment of retained dividends and by reducing the Selic rate.

  MARKETLETTER

FINANCIAL RESULTS
	1Q13	4Q12	1Q12
Financial Revenues
Interest income, commissions and fees	485	493	478
Income from financial investments	56	62	370
Arrears surcharge on electricity	4	4	6
Monetary restatement	182	249	235
Active exchange restatement		41
Other Financial revenue	19	276	34

Financial Expenses
Debt Charges	-220	-233	-216
Charges on shareholders' funds	-115	0	-216
Exchange updates	-49	-127	-100
Other Financial Expense

	291	694	394

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M Index and the Dollar (%)

	1Q13	1Q12
Dollar	-1.45%	-2.86%
IGPM	0.84%	0.62%

  MARKETLETTER

II.3.  Sale of electricity of Parent Company

FINANCIAL RESULT - ITAIPU
	1Q13	4Q12	1Q12
Energy sold Itaipu contract + CCEE	1,554	1,635	1,384
Revenue from Right to Reimbursement(1)	(39)	643	1,736
Others	27	28	24
Total Revenue	1,542	2,306	3,144

Energy purchased Itaipu Contract + CCEE	(2,329)	(1,858)	(1,563)
Expense from Reimbursement Obligations (2)	24	(366)	(1,038)
Itaipu transfer	678	148	163
Others	-	-	-
Total Expenses	(1,627)	(2,076)	(2,438)

Net Op Income - Tranfers from Itaipu(3)	-85	230	706
FINANCIAL RESULT - ITAIPU
	1Q13	4Q12	1Q12
Rights Results (RR) (1)	(39)	643	1,736
+ Exchange Results	(71)	32	(112)
Result from Right to Reimbursement	(110)	675	1,624
Obligation Results (OR) (2)	(24)	366	1,038
+ Exchange Results	(43)	18	(67)
Result from Reimbursement Obligations	(67)	384	971
Balance: RR - OR	(43)	291	653

a.               Itaipu Binational

The balance resulting from the sale of electricity from Itaipu Binational, shown on the Non-Current  Assets amounted to R$ 4,810 million in March 31, 2013, equivalent to US$ 2,388 million (December 31, 2012 – R$ 4,920 million, equivalent to US$ 2,408 million), of which R$ 2,932 million, equivalent to US$ 1,456 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

b.    Commercialization of eletric energy– PROINFA

Trading operations of power within the PROINFA generated a net loss in this quarter of 2013 of R$ 38 million (Decemberr 31, 2012 – R$ 60 million negative), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers registered in this quarter  was in the amount R$ 312 million of Proinfa related to the parent company (December 31, 2012 – R$ 477 million).

  MARKETLETTER

III.          Eletrobras Information

III.1  Operating Provisions

values in R$ thousand
	Parent		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Guarantees	11,060	10,912	11,060	10,912
Contingencies	214,281	24,690	275,072	103,359
PCLD - Customers and Resellers	-	-	91,872	237,178
PCLD - Financing and Loans	21,643	23,901	21,643	23,901
Losses on realization - AFAC	-	95,812	-	95,812
Unfunded liabilities in subsidiaries	126,035	112,388	-	-
Onerous Contracts	-	-	(29,912)	(4,110)
Losses on Investiments	19,527	(28,990)	19,527	(28,990)
Actuarial Liabilities	-	-	11,707	(1,410)
Impairment	-	-	(459)	(151)
Adjustment to Market Value	(5,486)	-	(5,486)	-
Outhers	1,079	3,500	10,517	(79,181)
Total	388,139	242,213	405,540	357,320

III.2 Provisions for Legal Liabilities linked to legal proceedings values in R$ thousand
	Parent		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Current
Labor	-		2,750	2,652
Civil	-		26,043	26,043
			28,793	28,695
Non-current
Labor	113,457	109,557	1,092,244	1,026,545
Taxable	-	-	516,590	465,100
Civil	1,295,528	1,085,127	3,592,716	3,608,743
Total	1,408,985	1,194,704	5,230,343	5,129,083

III.3   Portfolio Financing and Loans

a.      Financing and Loans Granted - R$ thousand

By the end of this exercise, the Company had a portfolio of loans and financing totalizing R$ 14,864 million (R$ 15,545 million in December 31, 2012) as shown below:

values in R$ thousand
	Consolidated
Currency	US$	%	R$
U.S Dollar	5,546,971	75%	11,170,491
Real	1,833,970	25%	3,693,248
Total	7,380,941	100%	14,863,739

The long-term portion of loans and financing from regular and sectoral resources including transfers, based on the expected cash flows contractually mature in variables, as shown below:

values em R$ thousand
	2015	2016	2017	2018	2019	After 2019	Total
Parent	3,269,488	2,696,905	2,589,992	2,439,192	2,329,426	10,610,350	23,935,353
Consolidated	1,682,912	1,388,185	1,333,154	1,255,532	1,199,032	5,461,494	12,320,309

b.    Financing Payable

The total debt in foreign currency, including charges on the parent company corresponds to R$ 9,501 million equivalent to US$ 4,718 million and consolidated to R$ 9,646 million equivalent to US$ 4,790 million. The percentage distribution by type of currency is shown below:

values in R$ thousand
	Parent		Consolidated
	R$	%	R$	%
U.S Dollar	9,205,445	96,9%	9,350,647	96,9%
EURO	34,203	0,4%	34,541	0,4%
YEN	261,275	2,8%	261,084	2,7%
TOTAL	9,500,924	100%	9,646,272	100%

The long-term portion of loans and financing expressed in U.S Dollars has its mature in variables, as shown below:

values in R$ thousand
	2015	2016	2017	2018	2019	After 2019	Total
Parent	336,423	145,073	145,700	83,090	534,354	7,460,812	8,705,451
Consolidated	481,413	207,596	208,493	118,899	764,648	10,676,239	12,457,287

III.4     Ratings

Agency	National Classification/Outlook	Last Report
Moody’s Issuer Rating	Baa3 (Negative)	12/20/2012
S&P LT Local Currency	A- (Stable)	12/27/2012
S&P LT Foreign Currency	BBB (Stable)	12/27/2012
Fitch LT Local Currency Issuer	BB (Negative)	12/7/2012
Fitch LT Foreign Currency Issuer	BB (Negative)	12/7/2012

Eletrobras Structure

III.5  Investiments and CAPEX – R$ Billion

values in R$ billion
	Budgeted 2013	Realized 1Q13
Own Investments
Generation	4.3	0.5
Transmition	2.3	0.2
Distribution	1.5	0.1
Maintenance - Generation	0.6	0.1
Maintenance - Transmition	0.7	0.1
Maintenance - Distribution	0.2	0.0
Others (Research, Infrastructure and Environmental Quality)	0.6	0.1
Sub Total	10.2	1.1
Financial Inversions in Partnerships
Generation	2.5	0.7
Transmition	1.1	0.2
Sub Total	3.6	0.8
Total	13.8	1.9

III.6 Social Capital

Capital Structure

As at March  31, 2013  the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. “A”		Pref. “B”		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Union	591.968.382	54,46%			2.252	0,00	591.970.634	43,76
BNDESpar	141.757.951	13,04%			18.691.102	7,04	160.449.053	11,86
BNDES	76.338.832	7,02%			18.262.671	6,88	94.601.503	6,99
FND	45.621.589	4,20%					45.621.589	3,37
FGHAB	1.000.000	0,09%					1.000.000	0,07
CEF	8.701.564	0,80%					8.701.564	0,64
FGI					8.750.000	3,30	8.750.000	0,65
FGO					468.600	0,18	468.600	0,04
Others	221.661.979	20,39%	146.920	100,00	219.262.258	82,60	441.071.157	32,61
Cust.CBLC	221.423.953	20,37%	85.508	58,20	197.295.081	74,33	418.804.542	30,96
Resident	62.118.451	5,71%	85.507	58,20	75.671.141	28,51	137.875.099	10,19
Non Resident	91.394.577	8,41%	1	0,00	95.637.799	36,03	187.032.377	13,83
Prog. Adr	67.910.925	6,25%			25.986.141	9,79	93.897.066	6,94
Others	238.026	0,02%	61.412	41,80	21.967.177	8,27	22.266.615	1,65
Resident	210.297	0,02%	61.385	41,78	21.967.177	8,27	22.266.615	1,65

Eletrobras Shareholders

The amount of shareholders increased 11.6% between March 31, 2012 and March 31, 2013. There was an increase of 22.6% of common shareholders and an increase of 6.3% of preferred shareholders.

Amount of Total Shareholders

Between March 31, 2012 and March 31, 2013, there was an increase of 12.3% of resident shareholders in Brazil. Concerning the non-resident shareholders, between March 31, 2012 and March 31, 2013 there was a decrease in share participation of 9.2%.

Share performance analysis

Shares

Eletrobras Preferred Shares – ELET6

During the 1Q13  Eletrobras’ preferred shares (ELET6) had an  evaluation of 21.5% closing at R$ 12.7. The maximum price achieved by those shares was R$ 14.1 on January 23, and the lowest price registered was R$ 9.67 on January 8. The quotations related are values ex-dividend.

Eletrobras ON – ELET3

During the 1Q13  Eletrobras’ common shares (ELET3) had an  evaluation of 9.7% closing at R$ 6.99. The maximum price achieved by those shares was R$ 8.43 on January 23, and the lowest price registered was R$ 6.11 on January  22. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Index number 03/31/2012 = 100 and ex-dividend values

Financial Trading Volume (Daily Average) at the BM&FBOVESPA (R$ Thousands)

Trading Volume (Daily Average) at the BM&FBOVESPA (Values in thousands of shares)

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the 1Q13, the ADRs preferred shares of Eletrobras recorded a maximum price of US$ 6.7 on January 22. The lowest price registered was on January 8, when the price reached US$ 4.58. This asset ended the quarter quoted at US$ 6.26 with an evaluation of 25% compared to December 2012, when it closed quoted at US$ 5.01, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the first quarter of 2013 was 24,535,441.

EBR – Eletrobras Common Shares

During the 1Q13, the ADRs of the common shares of Eletrobras recorded a maximum price of US$ 3.99 on January 22. The lowest price registered was US$ 3.04 on January 8. This asset ended the quarter quoted at US$ 3.42, obtaining a valorization of 9.6% compared to December 2012, when it closed quoted at US$ 3.12, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the first quarter of 2013 was 67,505,925.

Trading volume (Daily Average) at the NYSE (thousands)

Latibex (Latin America Stock Market in Madrid Stock Exchange)

XELTB

The preferred shares listed on Latibex program ended the 1Q13 in € 4.89. In December 2012, these shares closed at € 3.95, reflecting a valorization of 23.8%.

XELTO

The common shares of the Latibex program obtained, in the 1Q13, a evaluation of 12.6%, considering that in December this year it closed at € 2.69 and in December closed at € 2.39.

Trading Volume (Daily Average) at the Madrid Stock Exchange (Values in numbers of shares)

Exchange rate performance between March 31, 2012 and March 31, 2013

Index Number 03/31/2012 = 100

III.7  General Information

Number of Employees

Parent Company

Working time in the Company (years)	1Q13	4Q12
Until 5	515	542
6 to 10	293	301
11 to 15	45	39
16 to 20	30	14
21 to 25	171	201
over 25	212	172
Total	1,266	1,269

  MARKETLETTER

By Region

State	Nr of employees
	1Q13	4Q12
Rio de Janeiro	1,221	1,222
Brasília	45	47
Total	1,266	1,269

Outsorced Employees

1Q13
183

Turnover Index

1Q13
0.61

Partnership – Parent Company

SPE	Enterprise	Investiment R$ million	Installed Capacity MW	Assured energy MW medium	Generated Energy MWh
					1Q13
Norte Energia AS (Belo Monte)	SHU	29,375.0 Final base of the work 25,885 Base Apr/10	11,233.1	4,571.0
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	UEE	109.3	26.0	12.08	21,772
(**) Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Participation (%)	Localization (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Feb/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045

Note: To “end of operation” item was adopted end date of the Concession Contract

Balance Sheet

values in R$ thousand

Asset	Parent Company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Current
Cash and cash equivalent	984,818	935,627	4,553,029	2,501,515
Restricted cash	2,608,185	3,509,323	2,608,185	3,509,323
Marketable Securities	4,192,679	4,378,184	9,218,258	6,352,791
Clients	312,290	477,104	3,741,540	4,082,695
Financial asset-concessions and Itaipu	-	-	239,969	318,293
Financing and loans	4,443,809	4,044,496	2,543,431	2,611,830
Fuel consumption account - CCC	1,028,032	1,240,811	1,028,032	1,240,811
Remuneration of equity interests	196,751	195,304	217,521	167,197
Tributes to retrieve	348,859	886,553	1,001,108	1,498,726
Income tax and Social contribution	1,485,011	1,088,491	1,657,748	1,227,005
Right to compensation	-	-	7,869,705	7,302,160
Stored material	982	936	467,187	446,157
Stock of nuclear fuel	-	-	422,144	360,751
Compensation - Law 12,783/2013	-	-	3,144,905	8,882,836
Derivative financial instruments	-	-	163,024	249,265
Other	131,775	89,866	1,429,510	1,118,481
Total current assets	15,733,191	16,846,695	40,305,296	41,869,836

Non-Current
Long-term assets
Right to compensation	-	-	1,039,311	901,029
Financing and loans	23,935,353	25,166,460	12,320,308	12,932,963
Clients	-	-	1,133,206	1,256,685
Marketable Securities	404,771	395,701	408,833	400,370
Stock of nuclear fuel	-	-	393,908	481,495
Tributes to retrieve	-	-	1,773,577	1,737,406
Income tax and Social contribution	1,841,562	1,754,333	4,931,981	4,854,337
Linked deposits	873,194	803,130	2,615,120	2,691,114
Fuel consumption account - CCC	502,578	521,097	502,578	521,097
Financial asset-concessions and Itaipu	2,772,583	2,815,520	23,661,661	22,915,696
Derivative financial instruments	-	-	127,915	223,099
Advances for future Capital increase	2,821,235	2,730,178	4,000	4,000
Compensation - Law 12,783/2013	-	-	4,935,122	5,554,435
Other	831,897	560,078	1,423,298	714,105
	33,983,173	34,746,497	55,270,818	55,187,831

Investments	50,328,158	50,266,910	15,114,042	14,677,150
Property, Plant And Equipment	115,761	117,293	29,538,499	29,494,833
Intangible	-	-	1,147,495	1,204,563
Total non-current assets	84,427,092	85,130,700	101,070,854	100,564,377
Total Assets	100,160,283	101,977,395	141,376,150	142,434,213

Liabilities and shareholders ' equity	Parent Company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Current
Financing and loans	648,227	625,877	1,193,001	1,337,279
Debentures	-	-	3,545	1,305
Financial liabilities	643,729	787,115	643,729	787,115
Compulsory loan	11,724	12,298	11,724	12,298
Suppliers	478,515	467,804	5,390,687	6,423,074
Advance of customers	430,025	424,309	475,608	469,892
Taxes to be collected	13,927	17,666	726,509	814,422
Income tax and Social contribution	-	213,384	155,372	313,888
Fuel consumption account - CCC	481,142	1,369,201	481,142	1,369,201
Remuneration to shareholders	4,014,377	3,951,333	4,015,614	3,952,268
National Treasury credits	135,864	131,047	135,864	131,047
Estimated obligations	14,202	9,772	1,145,187	1,173,678
Obligations of compensation	688,560	650,185	6,842,172	5,988,698
Post-employment benefit	9,879	9,957	128,746	127,993
Provisions for contingencies	-	-	28,793	28,695
Sector Charges	-	-	676,825	654,230
Leasing	-	-	166,537	162,929
Concessions to pay-use of public good	-	-	1,905	1,870
Derivative financial instruments	-	-	185,031	185,031
Other	266,171	184,945	1,521,675	1,399,559
Total current liabilities	7,836,342	8,854,893	23,929,666	25,334,472

Non-Current Liabilities
Financing and loans	17,531,037	18,012,551	25,086,485	25,292,871
National Treasury credits	3,969	37,072	3,969	37,072
Suppliers	-	-	849,636	-
Debentures	-	-	66,979	68,015
Advance of customers	-	-	818,034	830,234
Compulsory loan	343,225	321,894	343,225	321,894
Obligation for demobilization of assets	-	-	1,000,574	988,490
Operational provisions	1,014,380	1,005,908	1,014,380	1,005,908
Fuel consumption account - CCC	2,130,454	2,401,069	2,130,454	2,401,069
Provisions for contingencies	1,408,985	1,194,704	5,201,550	5,100,389
Post-employment benefit	642,685	644,512	2,761,058	2,774,791
Provision for liabilities to be discovered in subsidiaries	1,555,153	1,501,887	1	-
Onerous contracts	-	-	4,835,628	4,876,132
Obligations of compensation	-	-	1,851,157	1,801,059
Leasing	-	-	1,859,664	1,860,104
Concessions to pay-use of public good	-	-	355,669	350,572
Advances for future capital increase	161,308	161,308	161,308	161,308
Derivative financial instruments	58,334	68,153	186,249	291,252
Sector Charges	-	-	434,214	428,383
Taxes to be collected	-	-	584,827	620,397
Income tax and Social contribution	298,776	335,427	557,086	598,750
Other	383,419	354,072	336,337	10,458
Total noncurrent liabilities	25,531,725	26,038,557	50,438,484	49,819,148

Shareholders ' Equity
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Income reserves	10,836,414	10,836,414	10,836,414	10,836,414
Equity valuation adjustments	208,672	208,672	208,672	208,672
Additional Dividend Proposed	441,257	433,962	441,257	433,962
Accumulated losses	(35,800)	-	(35,800)	-
Other comprehensive results accumulated	(2,012,000)	(1,748,776)	(2,012,000)	(1,748,776)
Participation of non-controlling shareholders	-	-	215,784	196,648
Total shareholders ' equity	66,792,216	67,083,945	67,008,000	67,280,593
Total liabilities and shareholders ' equity	100,160,283	101,977,395	141,376,150	142,434,213

Statement of Income

values in R$ thousand

	Parent Company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Net Operating Revenue	540,122	1,206,539	5,807,319	6,794,841
Operating Expenses
Personnel, Material and services	120,643	107,675	1,799,028	1,666,720
Energy purchased for resale	647,772	584,838	1,487,679	990,037
Charges on use of electric network	-	-	439,345	425,371
Construction-Distribution	-	-	363,407	134,994
Construction-Transmission	-	-	246,304	413,809
Fuel for electric power production	-	-	557,042	89,477
Remuneration and compensation	-	-	112,181	199,982
Depreciation	1,617	1,513	308,969	379,492
Amortization	-	-	35,094	39,734
Donations and contributions	60,905	89,130	75,673	106,366
Operational provisions	388,138	242,213	405,542	357,320
Other	67,552	168,154	303,339	397,142
	1,286,627	1,193,523	6,133,603	5,200,444
Operating income before financial result	(746,505)	13,016	(326,284)	1,594,397
Financial Result
Financial Revenues
Interest revenues, commissions and fees	485,382	478,150	297,442	296,392
Revenue from financial investments	56,481	369,870	79,199	456,345
Moratorium increase on electricity	3,883	6,178	83,004	66,787
Monetary updates	181,576	235,247	206,485	200,529
Other financial revenues	18,989	34,464	339,886	59,586
Financial Expenses
Debt charges	(220,008)	(216,054)	(397,401)	(303,622)
Leasing charges	-	-	(84,906)	(77,637)
Shareholders ' resource charges	(70,964)	(197,924)	(71,227)	(205,958)
Passive Exchange changes	(114,733)	(216,052)	(72,965)	(200,654)
Other financial expenses	(49,108)	(100,272)	(190,602)	(226,511)
	291,498	393,607	188,915	65,257
Income before equity participation	(455,007)	406,623	(137,369)	1,659,654
Result of equity	298,842	1,082,655	123,551	187,029
Income before income tax and Social Contribution	(156,165)	1,489,277	(13,818)	1,846,682
Income tax	88,504	(161,871)	(13,084)	(389,147)
Social contribution on net income	31,861	(59,442)	(6,984)	(185,067)
Net income (loss) for the period	(35,800)	1,267,964	(33,886)	1,272,468
Portion allocated to Controlling	(35,800)	1,267,964	(35,800)	1,267,960
Portion allocated to non-controlling	-	-	1,914	4,508
Net profit per share (R$)	(0.03)	1.12	(0.03)	1.12

  MARKETLETTER

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	03.31.13	03.31.12 (reclassified)	03.31.13	03.31.12 (reclassifeid)
Operational Activities
Income before income tax and social contribution	(156,165)	1,489,277	(13,818)	1,846,682
Adjustments to reconcile income with cash generated by operations:
Depreciation and amortization	1,617	1,513	344,063	419,226
Monetary/exchange variations net	(42,905)	(94,392)	(204,758)	(83,718)
Financial charges	(354,043)	(354,971)	12,898	60,549
Income from financial assets	-	-	(209,101)	(670,287)
Equity result	(298,842)	(1,082,655)	(123,551)	(187,029)
Provision for liabilities to be discovered	126,035	112,388	-	-
Allowance for doubtful accounts	21,643	23,901	113,515	261,079
Provision for contingencies	214,281	24,690	275,072	103,359
Provision for decrease in recoverable value of assets/onerous contract	-	-	(30,371)	(4,261)
Provision for post-employment benefit plan	-	-	11,707	(1,410)
Provision for investment loss	19,527	(28,990)	19,527	(28,990)
Global reversion reserve charges	88,670	92,876	99,187	92,876
Adjustment to present value/market value	(8,560)	(2,906)	2,465	(634)
Minority interest in the result	-	-	(2,900)	(6,830)
Charges on shareholders ' resources	70,964	197,924	71,227	205,958
Financial instruments-derivatives	-	-	86,241	(30,930)
Other	65,822	142,726	(187,712)	(204,301)
	(95,791)	(967,896)	277,509	(75,343)
(Increase)/decrease in operating assets
Accounts receivable	-	-	207,948	48,959
Securities	176,435	(220,485)	(2,873,930)	(414)
Right to compensation	-	-	(705,827)	635,659
Stored Matetrials	(46)	6	(21,030)	(107,183)
Stock of nuclear fuel	-	-	26,194	(28,310)
Financial asset-public service concessions	200,404	(556,147)	200,404	(556,147)
Other	(270,512)	(68,032)	(977,006)	(142,615)
	106,280	(844,659)	(4,143,248)	(150,052)
Increase/(decrease) in operating liabilities
Suppliers	10,711	(80,221)	(182,751)	(544,726)
Advance of customers	-	-	(12,200)	(11,592)
Leasing	-	-	3,168	1,532
Estimated obligations	4,430	3,145	(28,491)	4,577
Obligations of compensation	-	-	865,197	(379,283)
Sector charges	-	-	28,426	(81,030)
Other	120,391	23,213	(143,435)	(425,258)
	135,532	(53,863)	529,914	(1,435,780)
Cash from operating activities	(10,143)	(377,141)	(3,349,643)	185,508
Payment of financial charges	(97,214)	(87,850)	(236,237)	(231,176)
Payment of fees the global reversion reserve	(60,827)	(56,419)	(60,827)	(56,419)
Annual permitted revenue receipts	-	-	370,545	1,009,336
Receiving compensation of financial asset	-	-	6,691,011	-
Receipt of financial charges	457,505	433,885	293,494	250,767
Payment of income tax and social contribution	(54,130)	(42,443)	(142,514)	(317,642)
Receiving remuneration of investments in equity	9,320	120,312	22,672	124,555
Payment of legal contingencies	-	-	(169,292)	-
Legal deposits	(58,242)	(3,041)	268,021	(70,184)
Net cash from operating activities	186,268	(12,697)	3,687,230	894,744
Financing activities
Loans and financing obtained in the long term	12,203	-	379,963	482,487
Payment of loans and financing-principal	(466,898)	(236,559)	(758,780)	(526,462)
Payment of remuneration to shareholders	(624)	(427)	(624)	(427)
Refinancing payment of taxes and contributions-principal	-	-	(25,856)	(22,860)
Compulsory loan and global reversion reserve	70,375	209,874	70,375	209,874
Other	-	-	(2,769)	(3,347)
Net cash from financing activities	(384,944)	(27,111)	(337,691)	139,266
Investment activities

  MARKETLETTER

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	03.31.13	03.31.12 (reclassified)	03.31.13	03.31.12 (reclassifeid)
Granting of loans and financing	(290,445)	(355,963)	(11,242)	(120,879)
Receiving loans and financing	793,929	588,700	497,988	389,856
Renegotiated energy credits received	-	-	72,885	66,898
Acquisition of property, plant and equipment	(69)	(1,433)	(466,492)	(384,492)
Acquisition of intangible assets	-	-	(5,065)	(29,034)
Acquisition of concession assets	-	-	(633,922)	(560,574)
Acquisition/capital supply in equity	(90,235)	(679)	(779,276)	(581,227)
Granting of advance for future capital increase	(165,313)	(295,111)	-	-
Other	-	-	27,099	(101)
Net cash from investing activities	247,867	(64,486)	(1,298,025)	(1,219,553)
Increase (decrease) in cash and cash equivalents	49,191	(104,295)	2,051,514	(185,543)
Cash and cash equivalents at the beginning of the period	935,627	1,396,729	2,501,515	3,195,728
Cash and cash equivalents at the end of the period	984,818	1,292,434	4,553,029	3,010,185
	49,191	(104,295)	2,051,514	(185,543)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.